

October 24, 2013

Via E-mail
Roger M. Slotkin
Chief Executive Officer
Big Clix, Corp.
3403 Oackcliff Road, Suite C6
Doraville, GA

> **Re: Big Clix, Corp.**
> **Current Report on Form 8-K**
> **Filed September 25, 2013**
> **File No. 333-168403**

Dear Mr. Slotkin:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us your consideration of providing the disclosures required by Item 304 of Regulation S-K under Item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

Item 1.01 Entry into Material Definitive Agreement, page 1

2. We note your statement that you are reporting under the Securities Exchange Act of 1934 "by reason of Section 15(d)." However, you do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (333-168403) filed on July 29, 2010. We also note that you filed a Form 8-A12G on September 26, 2013. Accordingly, it appears that you are reporting under the Securities Exchange Act of 1934 because you have a class of

securities registered under Section 12(g) of the Act and not because of an obligation under Section 15(d) of the Act. Please revise throughout your filing to reflect this fact, or advise.

Form 10 Disclosure, page 3

General

3. Please balance throughout your filing the discussion of your competitive strengths and growth strategy with a discussion of the principal competitive challenges and risks facing the company.

4. Please ensure your disclosure conforms with plain English principles. In describing your current and proposed operations, please provide context so a reader not familiar with your industry can understand your current and proposed operations and the terms that you use. For example, we note your statements on page 6 that "[t]he value of the system, as currently engineered, comes from the use of extremely high-reliability components, and a rugged, automotive-grade set of control electronics to enable true rugged on-road performance" and "[i]t combines the interdisciplinary knowledge of: electrochemistry; power electronics; nano-material coatings and combustion dynamics, and system-engineers this body of knowledge into an application to develop customer value." Please revise throughout your disclosure to provide plain English descriptions of your current and proposed operations. Additionally, please enhance your disclosure to define or describe in more detail technical terms. As examples only, please define "PEM" on page 4, "chemical electrolysis" on page 6, and "gen-sets" on page 7.

5. It does not appear that your disclosure clearly reflects the current status of your operations. Please revise your filing to clearly disclose and separately identify the business activities that you have already commenced and the technologies that you have already developed and sold to customers, and those activities and technologies that represent only your planned operations. In this regard, we note your statement on page 4 that the company "makes and sells water-based clean energy technologies" and that your priority market segments are "logistics, trucking, heavy equipment, [and] marine and agriculture." We also note your disclosure on page 9 that your "marketing efforts will initially focus on North, Central, and South American, the Caribbean and Europe." Throughout your filing please focus your disclosure on the products that you have developed, and the market segments and geographic locations in which you have commenced operations. To the extent you discuss your planned operations, please clearly state that the activities described are your plans and that there is no guarantee that operations will commence as described.

Incorporation and History of Big Clix, page 3

6. We note the Form 8-K filed October 7, 2013 which discloses that your shares will now trade under the symbol HPTG. Please revise to reflect this fact.

7. Please disclose in this section the fact that your auditor has issued a going concern opinion. Please also disclose the risks associated with such an opinion.

Hydro Phi Overview, page 4

8. Please disclose the basis for all your assertions about your competitive position within your industry and any statements regarding the size of the industry or markets in which you plan to compete. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true, or delete such statement. Please also provide supplemental materials, with appropriate marking and page references in your response. The following are examples only of some of your competitive position assertions:

- "This approach helps make HydroPlant comparatively practical, safe and affordable versus competing technologies that require the storage of hydrogen or other gases such as LNG, CNG or propane," page 4.

- "There is a preponderance of evidence that the Hydro Phi system provides significant improvements to the level of hydrogen generated at efficiencies that do not drain horsepower; the system delivers a net gain in fuel efficiency," page 4.

- "The Company seeks to establish a presence in the estimated $1.2 trillion domestic and international transportation logistics market," page 5.

- "The Company believes that future applications of our underlying technologies could span the entire energy supply chain, including power generation, storage, off-grid distributed power, smart grid technology and development, and practically all energy consumption applications," page 5. Please provide the basis for your belief that you will have the ability to permeate the entire energy supply chain, or remove this statement.

- Your statement on page 6 that Hydro Phi is "consistent with the policies and needs of government and industry and with individual lifestyle choices."

- "In the burgeoning demand for power across the world, it is not feasible or timely to build the centralized power plants and distribution infrastructure that was constructed across the U.S. and Europe over many decades," page 6.

- "At approximately $9 billion per year, the global diesel generator market is almost as large as the motive power market section in the United States," page 8.

- "…the diesel generator market in the U.S. is projected to grow at about the same pace as the equipment and transportation industry, which is approximately 3% to 4% annually," page 8.

- "…global market growth for diesel generators is expected to increase at the rate of 30% annually," page 8.

- "The 50 KW to 250 KW diesel engine power generation market accounts for 1/36 of the world's electricity," page 8.

- "Based on its evolving technology Hydro Phi was successful in attaining solid exposure to the logistics marketplace both in the United States and Europe discovering the sale pipeline potential far exceed the technical capabilities of the technology at that time," page 24.

The Environmental Benefit Proposition, page 5

9. We note your disclosure in the second paragraph regarding the carbon reduction potential of the HydroPlant technology. Please disclose your basis for assuming a 15% fuel efficiency improvement, and any support you have for such assumption. Please also provide the basis for your statement that a reduction in the amount of oil imported by the U.S. will result in a matching increase to the U.S. economy, or delete such statement.

Business Development and Marketing, page 7

Distribution and Service Providers, page 7

10. We note your disclosure that you "expect" to develop distribution and dealer networks in "relevant market segments." Please discuss whether you have identified specific end user buyers, distributors, or dealers in these market segments which whom you expect to establish relationships. In this regard, we note your statements that you "expect" to develop these networks and that such relationships "will" align with the introduction of the HydroPlant product. Please state that there is no guarantee that you will establish such relationships.

11. We note your statement that "these concepts and devices already exist." Please clearly explain the concepts and devices to which you are referring. We also note your statement that "the most common shortfall of efforts to solicit a licensee is the failure to develop a refined prototype and a well-targeted presentation." Please explain the difference between a device and a prototype and explain the work you must undertake to create a prototype for a particular device.

Market sector Focus, page 7

12. We note your disclosure that you "have identified many of the truck carriers and transportation logistics companies operating in North America," "[you] estimate there are over 300,000 house boats in the United States," and "[you] believe this focus will enable [you] to penetrate the transportation, automotive and marine markets more quickly." Please tell us how the identification of these market sectors will enable you to penetrate these markets. Please also disclose whether, to date, you have sold any products in any of these markets.

Customer and Supplier Concentration, page 9

13. Please disclose whether there are any written agreements between you and the customer to which you refer in this section. If so, please file the agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K. Please also disclose the duration of any agreement, written or verbal, and whether the customer is under any obligation to continue to purchase products from you.

Manufacturing and Supplies, page 9

14. Please file as exhibits the agreements with your key manufacturers and suppliers. In this regard, we note your disclosure that "[t]he Company currently has agreements with key manufacturers or suppliers for its proprietary parts and sub-systems" on page 10. Please refer to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 11

15. Please disclose the anticipated timeframe in which you expect to receive a decision on the provisional patent application that you have submitted with the United States Patent and Trademark Office.

We are dependent upon the acceptance of our products, page 16

16. We note your statement that you derive substantially all of your revenues from the sale of your HydroPlant technology and related services. It does not appear that the services to which you refer are described elsewhere. Please revise your filing to describe such services.

We are controlled by a limited number of persons, page 20

17. Please also disclose in this risk factor that there are two additional shareholders that own a significant percentage of the shares of your company. In this regard we note your disclosure on page 31.

Investor confidence and market price of our shares may be adversely impacted, page 22

18. Please disclose the fact that for the fiscal year ended June 30, 2013, neither your internal control over financial reporting nor your disclosure controls and procedures were effective, as you state in the Form 10-K for the fiscal year ended June 30, 2013, filed on September 23, 2013.

Management's Discussion & Analysis, page 24

Results of Operations for the Three Months Ended June 30, 2013, Compared to the Three Months Ended June 30, 2012, page 25

Research and Development Expense, page 25

19. Please revise to better explain what resulted in the changes related to your research and development expenses, particularly as it relates to the "initiatives" that caused the changes. In this regard, we note your disclosure that "[t]he increase was mainly due to the completion and finalization of initiatives underway prior to this quarter." Please refer to Item 303(a)(3) of Regulation S-K.

Results of Operations for the Fiscal Year Ended March 31, 2013, Compared to the Fiscal Year Ended March 31, 2012, page 26

Net loss, page 26

20. Please revise to better explain the underlying reasons behind the changes in net loss. Please ensure that you do not merely recite the information reflected in your statement of operations. Please refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 27

21. Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect your liquidity, capital resources or results of operations. In this regard, we note your disclosure that you "had negative cash flows each year from [your] operations through March 31, 2013," on page F-6. For guidance, please refer to Section III.B of SEC Release No. 33-6835 (May 18, 1989), Item 303(a) of Regulation S-K, and Instruction 3 to Item 303(a) of Regulation S-K.

Going Concern, page 29

22. Please quantify the amount of funds that you believe you will need to continue as a going concern for the next 12 months.

Directors and Executive Officers, page 32

23. Please revise your disclosure to include the ages of the directors. Please refer to Item 401(a) of Regulation S-K.

24. Please briefly describe the experiences, qualifications, attributes, or skills of each of your directors that led to the conclusion that the individual serve as your director. Please also describe the business experience of each of your directors and executive officers during the last five years. For example, please disclose Mr. Goldman's business activities between his time at Suniva, Inc. and Hydro Phi. Please refer to Item 401(e) of Regulation S-K.

Compensation, page 34

25. Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure that you "intend to enter into employment agreements with senior executives," on page 34 and your disclosure that "[t]he Company has entered into formal employment agreements with its key employees and officers," on pages F-13 and F-25. Please file as exhibits your employment agreements with key employees. Refer to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 35

26. Please include in this section all related party transactions since the beginning of the last fiscal year, pursuant to Item 404(d) of Regulation S-K. In this regard, we note your disclosure regarding advances to officers, and notes payable to related parties on pages F-11, F-13, F-23, and F-25, and additional references to related party transactions in the first paragraph of page 26.

Item 9.01 Financial Statements and Exhibits, page 40

Audited Financial Statements of Hydro Phi Technologies, Inc. for the Years Ended March 31, 2013 and 2012

Note 10. Related Party Transactions, page F-13

27. We note two of your officers agreed to waive their right to receive payment of compensation accrued and you recognized a gain of $1,997,350. Please tell us your consideration of treating the waiver as a capital transaction with an adjustment to additional paid-in capital. See ASC 470-50-40-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at (202) 551-3792, Lisa Kohl, Staff Attorney at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa Kohl for

Mara L. Ransom
Assistant Director